ISSUER FREE WRITING PROSPECTUS

SUPPLEMENTING PRELIMINARY PROSPECTUS DATED SEPTEMBER 12, 2006

Filed pursuant to Rule 433

Registration Numbers: 333-137259 and 333-137259-01

Morgan Stanley

New Issue Summary	September 15, 2006

Issuer:	Seagate Technology HDD Holdings
Guarantor:	Seagate Technology
Gross Proceeds of 3 Tranches:	$1,496,310,000
Tranche Amount:	$600,000,000
Gross Proceeds of Tranche:	$598,212,000
Security:	Senior Notes
Coupon:	6.800%
Price per bond:	99.702%
Yield:	6.841%
Ratings:	Ba1/BB+/BBB-
Maturity:	October 1, 2016
Interest:	Semi-Annual
Interest Payments:	October 1 and April 1, commencing April 1, 2007
Use of Proceeds:	Fund a portion of the share repurchase, redeem all of the outstanding 8% Senior Notes due 2009 pursuant to the optional redemption feature of such notes and general corporate purposes
Underwriters:	Morgan Stanley/JPMorgan/Goldman, Sachs & Co. (Jt-Bookmanagers); Lehman Brothers, Needham & Company, Thomas Weisel Partners, BNP Paribas, KeyBanc Capital Markets, Scotia Capital, Wachovia Securities (Co-Managers)
Distribution Method:	Registered
Trade Date:	September 15, 2006
Settlement Date:	September 20, 2006 (T+3)
Optional Redemption:	Makewhole Call at Relevant Treasury Yield plus 50 basis points
CUSIP:	81180R AE 2

The “pro forma ratio of earnings to fixed charges” of 9.8x and the “supplemental pro forma ratio of earnings to fixed charges” of 5.0x shown on page 5 of the preliminary prospectus dated September 12, 2006 are based on an assumed blended interest rate and an aggregate principal amount of $1.25 billion for all tranches. Based on actual interest rates and the aggregate principal amount of $1.5 billion for all tranches, as of June 30, 2006, these ratios are 8.5x and 4.4x, respectively.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649 (institutional investors) or 1-800-584-6837 (retail investors).

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